SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June, 2010	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

INCORPORATION BY REFERENCE
The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:
1.	Registration Statement — Form F-3 — File No. 333-148054

2.	Registration Statement — Form F-3 — File No. 33-96354

3.	Registration Statement — Form S-8 — File No. 333-113096

4.	Registration Statement — Form S-8 — File No. 333-14260

5.	Registration Statement — Form S-8 — File No. 33-92112
EXPLANATORY NOTE
Bank of Montreal (“BMO”) is filing this Form 6-K/A (this “Form 6-K/A”) to update the U.S. GAAP reconciliation provided by BMO in the Form 6-K/A filed with the SEC on June 1, 2010 (the “Superseded Form 6-K/A”) and supersedes certain financial information provided by BMO in Note 15 to its Second Quarter 2010 Consolidated Financial Statements, filed as Exhibit 99.2 to the Form 6-K filed with the SEC on May 26, 2010 (the “Second Quarter Financials”).
The Superseded Form 6-K/A contained an improper calculation of the adjustment for certain of BMO’s derivative transactions, which are marked to market through income under U.S. GAAP since they do not qualify for hedge accounting. BMO has revised its U.S. GAAP reconciliation to reflect the correct amount, which has affected certain financial information presented in its U.S. GAAP reconciliation in the Superseded Form 6-K/A.
The exhibits filed with this Form 6-K supersede the corresponding exhibits filed with the Superseded Form 6-K/A. In addition, the U.S. GAAP reconciliation of net income and earnings per share data provided in Exhibit 99.4 to this Form 6-K/A supersedes the corresponding information provided in Note 15 to the Second Quarter Financials.
The revised financial information presented in this Form 6-K/A only impacts certain portions of BMO’s U.S. GAAP reconciliation for the three months ended April 30, 2010 and the six months ended April 30, 2010. This filing affects only the U.S. GAAP reconciliation of the financial information otherwise presented by BMO and does not impact or revise BMO’s financial information reported in accordance with Canadian GAAP. All other financial information provided in the Second Quarter Financials was not affected by this revision of the U.S. GAAP reconciliation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Chief Financial Officer

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
Date: June 17, 2010		Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Consolidated Ratios of Earnings to Fixed Charges
99.2	Statement Regarding the Computation of Consolidated Ratios of Earnings to Fixed Charges.
99.3	Consolidated Capitalization of Bank of Montreal
99.4	Reconciliation of Canadian and United States Generally Accepted Accounting Principles